UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vertex Pharmaceuticals, Inc.

File No. 0-19319 - CF#27238

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Vertex Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2011.

Based on representations by Vertex Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through July 31, 2016
Exhibit 10.2	through December 31, 2016
Exhibit 10.3	through December 31, 2016
Exhibit 10.4	through July 31, 2021
Exhibit 10.5	through July 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel